Exhibit 18
May 12, 2000

Members
Main Place Funding, LLC
100 North Tryon Street
Charlotte, North Carolina 28255

Dear Members:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000. Note 2 therein describes a change in accounting principle from proforma disclosure of income taxes attributable to activities of the Company to providing income taxes attributable to such activities. It should be understood that the preferability of one acceptable method of accounting over another for income taxes attributable to the operating activities of single-member limited liability companies has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 1999. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP